UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K/A
(Amendment No. 1)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                    to
Commission File No. 001-02217
CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)
One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

Explanatory Note

This Amendment No. 1 on Form 11-K/A (the “Amendment”) is being filed by the Caribbean Refrescos, Inc. Thrift Plan to amend its Annual Report on Form 11-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on June 4, 2024 (the “Form 11-K”). The purpose of this Amendment is to:
•file the updated report of independent registered public accounting firm on the amended 2023 annual report;
•disclose additional parties-in-interest in Note 4 and Schedule H, Line 4i, which were inadvertently excluded; and
•include Note 7 to summarize reasons for Amendment No. 1 stated above.
Except for the items specifically noted above, this Amendment does not modify or update any disclosures in the Form 11-K. Accordingly, this Amendment does not reflect events that may have occurred subsequent to the original filing date.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Caribbean Refrescos, Inc. Thrift Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2022.

 /s/ Banks, Finley, White & Co.

Atlanta, Georgia
June 4, 2024, except as to Note 7, which is as of July 22, 2024

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2023 and 2022

	2023	2022
ASSETS
Investments, at fair value (Note 3)	$50,786,636	$49,734,778
Notes receivable from participants	625,117	631,982
Net assets available for benefits	$51,411,753	$50,366,760
Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2023

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,570,445
Dividend income from common stock	785,228
Total investment income	2,355,673

Interest income from notes receivable from participants	27,122

Contributions:
Participant contributions	1,928,365
Participant rollover contributions	2,688
Employer contributions	1,779,281
Total contributions	3,710,334

Total additions	6,093,129

Deductions from net assets attributed to:
Distributions to participants	(5,044,400)
Administrative expenses	(3,736)
Total deductions	(5,048,136)

Net increase (decrease) in net assets available for benefits	1,044,993

Net assets available for benefits:
Beginning of year	50,366,760
End of year	$51,411,753
Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan
The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective February 1, 1989 and was amended and restated effective December 31, 2018. The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company” or “CRI”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan as of the first Enrollment Date on or after reaching age 18. Effective January 1, 2021, employees who do not make an affirmative action to participate in the Plan will be automatically enrolled as of the first Enrollment Date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company is the named Plan administrator. However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan. Banco Popular de Puerto Rico (the “Trustee”) provides trust services for the Plan, and Transamerica Retirement Solutions provides recordkeeping services for the Plan.

Contributions

The election to contribute to the Plan by employees (“participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 2011 (the “Code”).

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current income taxation. For the year ended December 31, 2023, participants may contribute to the Plan on a “Before-Tax” basis up to $15,000 of their annual compensation subject to certain limitations imposed by the Code. In addition to “Before-Tax” contributions, participants may contribute on an “After-Tax” basis up to 10% of their annual compensation, as defined by the Plan. Participants are allowed to roll over account balances from other qualified retirement plans into the Plan. The Plan allows participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.

Effective January 1, 2021, the Plan also allows eligible participants to receive two additional employer contributions:
(1)    A Non-Elective Fixed Contribution (“NEC”) of 3% annually, which will be credited to all participant accounts in addition to the standard 3% matching contribution.
(2)    A Pension Transition Contribution (“PTC”), for eligible employees hired prior to January 1, 2012, which will begin during plan year 2021 and end during plan year 2025. The PTC reflects a percentage of eligible employees’compensation, up to 5%, and will also depend on the employees’ age as of January 1, 2021, and for eligible employees who were participants in The Coca-Cola Company Pension Plan as of January 1, 2010, an additional 2% based on the employees’age plus years of service, as defined, as of January 1, 2021.

All contributions are paid to a trustee and are invested as directed by participants. Participants may direct their contributions into common stock of The Coca-Cola Company, mutual funds and collective trust funds with various investment objectives and strategies.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Vesting
Participants are immediately vested in their salary deferral contributions and related earnings. Company contributions and related earnings are also immediately vested.
Forfeitures
Forfeited accounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were $11,774 and $11,461 as of December 31, 2023 and 2022, respectively. The Plan did not use any cumulative forfeitures during 2023 or 2022.
Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares or units of each investment fund credited to participant accounts. The shares and units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances. The following applies to participant loans:
(a)    The maximum amount that a participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.
(b)    The minimum amount that a participant may borrow is the lesser of 50% of their account balance or $1,000.
(c)    The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan).
(d)    The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a participant’s retirement, termination or disability. However, upon death of a participant, the surviving spouse or other designated beneficiary may choose to receive annual installment payments, up to a maximum of 10, from the Plan. Participants may elect to receive in-service withdrawals from their “After-Tax” account balances.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time. In the event of termination, the Committee may either continue the Trust for as long as it considers advisable, or terminate the Trust, pay all expenses from the Trust assets, and direct the payment of participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies
Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”). See Note 3 for fair value measurements.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Delinquent notes receivable are classified as distributions based upon the terms of the Plan document.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

Payment of Benefits

Distributions to participants are recorded when payment is made.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements
ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•    Level 1 — Quoted prices in active markets for identical assets or liabilities.
•    Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•    Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
Investments as of December 31, 2023 were measured at fair value on a recurring basis (at least annually) as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using Net Asset Value Practical Expedient	Total
Common stock (A)	$24,900,422	$—	$24,900,422
Collective trust funds (B)	—	25,886,214	25,886,214
	$24,900,422	$25,886,214	$50,786,636

(A)    Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.
(B)    The underlying investments held in the collective trust funds are active or passive equity or debt securities. The collective trust funds are valued at the net asset value (“NAV”) per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions or unfunded commitments.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Investments as of December 31, 2022 were measured at fair value on a recurring basis (at least annually) as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using Net Asset Value Practical Expedient	Total
Common stock (A)	$27,289,632	$—	$27,289,632
Collective trust funds (B)	—	22,445,146	22,445,146
	$27,289,632	$22,445,146	$49,734,778
(A) Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.
(B)    The underlying investments held in the collective trust funds are active or passive equity or debt securities. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions or unfunded commitments.
The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2023 and 2022.
During the years ended December 31, 2023 and 2022, there were no Level 2 or Level 3 investments.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Transactions with Parties-in-Interest
Investments managed by State Street Global Markets, LLC qualify as party-in-interest transactions as affiliate State Street Global Advisors provides brokerage services to the Plan. Investments managed by Mercer Investments LLC qualify as party-in-interest transactions as Mercer Investments LLC has fiduciary responsibilities to the Plan. Participant loans, as discussed in Note 1, also qualify as party-in-interest transactions.
Additionally, The Coca-Cola Company is considered a party-in-interest. As of December 31, 2023 and 2022, the Plan held 422,542 and 429,015 shares of common stock of The Coca-Cola Company with a fair value of $24,900,422 and $27,289,632, respectively. During the year ended December 31, 2023, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Purchases & dividends received	13,289	$785,228
Sales	19,762	$1,176,650
Note 5 – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 6 – Income Tax Status
The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended (for applicable tax years), Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (for applicable tax years), and Sections 1081.01(a) and 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998, September 27, 2000, February 16, 2012, February 10, 2014 and June 11, 2021, in which the Puerto Rico Department of the Treasury ruled that the amendments did not affect the qualified status of the Plan. The June 11, 2021 as well as the February 10, 2014 letters provide that the Plan, as amended, constitutes a qualified retirement plan that satisfies the requirements of the Code, as amended. The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
Note 7 – Corrections to the 2023 Annual Report on Form 11-K
The Company is restating its previously issued notes to financial statements and Schedule H, Line 4i for the year ended December 31, 2023. The Company identified inadvertent errors related to certain parties-in-interest in Note 4 and Schedule H, Line 4i. These errors did not impact the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
EIN: 66-0276572 PN: 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Common Stock:
*	The Coca-Cola Company	Common Stock	$24,900,422

	Collective Trust Funds:
	Northern Trust Investments, Inc.	ACWI Ex-US IMI Index Fund	271,197
	Northern Trust Investments, Inc.	Aggregate Bond Index Fund	96,821
	Northern Trust Investments, Inc.	Extended Market Index Fund	228,249
	Northern Trust Investments, Inc.	S&P 500 Index Fund	8,564,363
	Invesco Trust Company	Invesco Stable Value Trust Fund	3,659,156
*	State Street Global Markets, LLC	Real Asset Fund	16,293
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2025	1,823,904
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2030	1,750,206
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2035	2,237,774
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2040	941,025
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2045	774,048
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2050	529,875
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2055	419,651
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2060	286,537
	J.P. Morgan Asset Management	SmartRetirement Passive Blend 2065	9,885
	J.P. Morgan Asset Management	SmartRetirement Passive Blend Income Fund	607,597
*	Mercer Investment LLC	Mercer Diversified Bond	479,891
*	Mercer Investment LLC	Mercer International Stock	1,057,643
*	Mercer Investment LLC	Mercer Small/Mid Cap Stock	2,132,099
	Total Collective Trust Funds		25,886,214

	Participant Loans:
*	Participants	Loans with interest rates of 3.25% to 8.50%.
		Maturities through 2028.	625,117

	TOTAL ASSETS (HELD AT END OF YEAR)		$51,411,753

*	Parties-in-interest
Note: Column (d) cost is not required for participant-directed investments.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Banks, Finley, White & Co. Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN (Name of Plan)

/s/ Sebastian Lagos
Date:	July 22, 2024	Sebastian Lagos Chairperson, Thrift Plan Committee of Caribbean Refrescos, Inc.